SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________
Form 11-K
_________________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2013

Commission file number: 001-31225

EnPro Industries, Inc.
Retirement Savings Plan for Salaried Employees
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Full title of the plan and the address of the plan)

EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

Financial Statements and Supplemental
Schedule for the Years Ended
December 31, 2013 and 2012
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Pages

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2013
and 2012	2
Statements of Changes in Net Assets Available for Benefits for the
Years Ended December 31, 2013 and 2012	3
Notes to Financial Statements for the Years Ended December 31, 2013 and 2012	4 - 12

SUPPLEMENTAL SCHEDULE:
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	13

NOTE:	The accompanying financial statements have been prepared for the purpose of filing DOL Form 5500. Supplemental schedules required by Section 2520 of the Department of Labor's Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of 1974, other than the one listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees
and the EnPro Industries, Inc. Benefits Committee
Charlotte, North Carolina:

We have audited the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees (the “Plan”) as of and for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GreerWalker, LLP
June 26, 2014

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:

Investments, at fair value	$184,130,288	$156,762,155

Receivables:
Participant contributions		199,196
Employer contributions		199,099
Notes receivable from participants	3,812,159	3,392,642
Total receivables	3,812,159	3,790,937

Cash		3,040

TOTAL ASSETS	187,942,447	160,556,132

LIABILITIES:
Refund of excess contributions		58,763

NET ASSETS AVAILABLE FOR BENEFITS	$187,942,447	$160,497,369

See notes to financial statements.

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
ADDITIONS:
Additions to net assets attributed to:
Net investment income:
Net appreciation of investments	$27,644,383	$15,072,498
Interest and dividend income	4,191,243	3,121,913
Net investment income	31,835,626	18,194,411

Interest income on notes receivables from participants	136,419	129,335

Contributions:
Participants	8,786,705	8,576,725
Employer	7,409,849	7,378,840
Rollovers	948,916	2,980,708
Total contributions	17,145,470	18,936,273

Total additions, net	49,117,515	37,260,019

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	21,781,677	17,729,981
Fees and commissions	181,943	130,117
Total deductions	21,963,620	17,860,098

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	27,153,895	19,399,921

TRANSFERS OF ASSETS, NET	291,183	3,822,369

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	160,497,369	137,275,079

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$187,942,447	$160,497,369

See notes to financial statements.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.    DESCRIPTION OF PLAN

The following description of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General - EnPro Industries, Inc. (the “Company”) established the Plan to provide employees with a systematic means of savings and investing for the future. Regular full-time, salaried employees of the Company, as defined by the plan document, are eligible to enroll on their date of hire. Deferrals begin on the first day of the month subsequent to enrollment. Participants that do not enroll in the Plan within 30 days of their hire date are automatically enrolled in the Plan to contribute 6% of their base pay unless they elect out of the Plan. The Plan is a defined contribution Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective February 29, 2012, the Tara Technology 401(k) Profit Sharing Plan (the “Tara Plan”) was merged into the Plan and the EnPro Industries, Inc. Retirement Savings Plan for Hourly Employees. Approximately, $3,176,000 of the Tara Plan’s assets were transferred into the Plan. Participants that were transferred into the Plan maintained their account balances and vesting status from the Tara Plan and are eligible to fully participate in the Plan.

Salaried Trust - The Charles Schwab Trust Company (the “Trustee” or “Schwab”) serves as trustee for the Plan. The Plan’s assets are held in the Schwab Directed Employee Benefit Trust (the “Salaried Trust”).

Assets of the Plan are allocated to participant accounts based on specific contributions made by each participant and respective matches made by the Company. Investment income (loss) is credited to each account based on appreciation (depreciation) of specific assets held in each participant account and any earnings thereon.

Plan Contributions - Participants may contribute from 1% to 25% of their base pay by means of payroll deductions, subject to certain discrimination tests prescribed by the Internal Revenue Code and other limitations specified in the Plan. For most employees, the Company matches 100% of employee contributions up to 6% of base pay per payroll period. The Company also contributes an additional 2% to certain eligible employees. The Plan also includes a Roth contribution feature.

Participants’ contributions are remitted by the Company to the Trustee at the end of each payroll cycle. Upon determination of participants’ contributions, Company contributions are made to the Trustee in cash. The contributed cash is allocated to individual employee accounts and invested at the participants’ direction.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions and investment gains or losses. Allocations of earnings and losses for each fund are based on the ratio of weighted average participant account balances to the total weighted average of all participant account balances. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s accounts.

Investment Options - Upon enrollment in the Plan, participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Vesting - Participants are immediately vested in their voluntary contributions, Company contributions, and actual earnings thereon. However, vesting in the additional 2% Company contributions for certain employees who do not participate in the Company’s pension plans is based on years of service. Prior to normal retirement age, a participant’s interest in the additional 2% Company contribution becomes 100% vested after three years of service.

Distributions - Upon retirement, disability or death, a participant or beneficiary receives the entire amount credited to the participant’s account in either a lump sum or, at the participant’s election, in annual installments. Upon termination, other than by retirement, disability or death, a participant becomes eligible to receive the current value of the participant’s vested account in a lump-sum. Distributions from the EnPro Company Stock Fund are made, at the option of the participant, in either cash or shares.

Notes Receivable From Participants - Participants may borrow from their account a minimum amount of $1,000 up to 50% of their vested account balance not to exceed $50,000. Principal and interest are paid ratably through payroll deductions. Loans are repaid over a period not to exceed five years. However, loans for the purchase of a principal residence are repaid over a period of up to twenty-five years. The loans are secured by the balance of the participant's account and bear interest at rates that range from 4.25% to 10% which are commensurate with local prevailing rates in accordance with the Plan document.

Participant Investment Rollovers - Participants are allowed to transfer or rollover funds into the Plan from other qualified plans.

Forfeitures - The non-vested portion of terminated participants’ account balances are used to reduce future Company contributions and to pay plan expenses. As of December 31, 2013 and 2012, forfeited non-vested accounts in the Plan totaled approximately $46,000 and $151,000, respectively. Forfeitures were used to reduce Company contributions by approximately $273,000 and $69,000 during 2013 and 2012, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Investment Valuation and Income Recognition - As of December 31, 2013 and 2012, the Plan’s investments were held in the Salaried Trust, which is part of a collective trust administered by Schwab. Investments in common/collective trusts and mutual funds held in the Salaried Trust are stated at fair value. The asset value of the EnPro Company Stock Fund is derived from the value of the Company’s common stock. The net appreciation of investments includes realized and unrealized gains and losses on investments held by the Plan. The Plan’s interest in the collective trust is valued based on information reported by Schwab and Wilmington Trust using the audited financial statements of the collective trust as of year-end.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for disclosure of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation of investments.

The change in net unrealized appreciation of investments held from the beginning of the plan year to the end of the plan year is included with realized gains/losses as net appreciation of investments reported in the accompanying Statements of Changes in Net Assets Available for Benefits.

Contributions - Contributions from employees and the Company are recorded in the period in which the Company makes the payroll deductions from participant earnings.

Notes Receivable From Participants - Notes receivables from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Benefits - Benefits are recorded when paid.

Expenses - Certain of the Plan’s administrative expenses are paid by the Company. Other expenses, such as legal and accounting, are paid from Plan assets and deducted from participant accounts in accordance with the plan document.

Reclassifications - Certain amounts in the 2012 financial statements have been reclassified to conform with 2013 presentation. Such reclassifications had no effect on the previously reported increase in net assets available for benefits.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through June 26, 2014, which is the date the financial statements were available to be issued for 2013.

3.	INVESTMENTS

The Plan’s investment assets are held in trust and administered by Schwab.

The fair values of investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012, are as follows:

	2013	2012

Schwab S&P 500 Index Fund	$29,281,136	$13,012,163
PIMCO Total Return Fund	$19,050,234	$23,056,730
Galliard Retirement Income Fund	$18,169,659	$19,477,797
Dodge & Cox Stock Fund	$13,588,407	$9,722,120
Schwab Managed Retirement 2030	$12,613,431	$9,022,316
T Rowe Price Mid-Cap Growth	$12,480,200	$10,066,497
Europacific Growth	$11,460,593	$9,903,604
Schwab Managed Retirement 2040	$10,356,308	*
Schwab Managed Retirement 2020	$10,103,195	*
Hartford Capital Appreciation	*	$9,272,514

* Does not represent 5% or more of the Plan’s net assets for the respective year.

Net appreciation of investments for the years ended December 31, 2013 and 2012 for the Salaried Trust is as follows:

	2013	2012
Net appreciation of Company common stock	$2,071,676	$1,048,145
Net appreciation of common/collective trusts	6,544,104	3,818,297
Net appreciation in self-directed brokerage accounts	407,117	212,431
Net appreciation of registered investment companies	18,621,486	9,993,625
Net appreciation of investments	$27,644,383	$15,072,498

4.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodology used as of December 31, 2013 or 2012.

EnPro Industries, Inc. common stock: Valued at the closing price reported on the New York Stock Exchange.

Mutual funds, unit investment trusts and money market funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish at their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trusts: Valued at the net asset share/unit reported at the close of business every day. Shares/units in common collective trusts can be redeemed daily on demand.

Self directed brokerage accounts: Valued at the closing price reported on the active market on which the individually owned securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$50,121,433	$—	$—	$50,121,433
Fixed income	19,050,234			19,050,234
Mid-cap	16,203,904			16,203,904
International	14,682,829			14,682,829
Small cap	8,677,818			8,677,818
Blend/Allocation	5,475,631			5,475,631
Company common stock	6,520,741			6,520,741
Money market fund	8,479			8,479
Self-directed accounts:
Cash equivalents	768,215			768,215
Common stock	2,799,145			2,799,145
Mutual funds	887,127			887,127
Unit investment trusts	363,410			363,410
Other	29,175			29,175
Collective trusts:
Income fund		18,169,659		18,169,659
Target date funds		40,372,488		40,372,488

Total assets fair value	$125,588,141	$58,542,147	$—	$184,130,288

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$37,615,855	$—	$—	$37,615,855
Fixed income	23,056,730			23,056,730
Mid-cap	12,986,579			12,986,579
International	12,863,242			12,863,242
Small cap	6,477,840			6,477,840
Blend/Allocation	4,216,124			4,216,124
Company common stock	5,283,358			5,283,358
Money market fund	511			511
Self-directed accounts:
Cash equivalents	1,151,076			1,151,076
Common stock	2,101,803			2,101,803
Mutual funds	775,675			775,675
Unit investment funds	363,410			363,410
Other	58,574			58,574
Collective trusts:
Income fund		19,477,797		19,477,797
Target date funds		30,333,581		30,333,581

Total assets fair value	$106,950,777	$49,811,378	$—	$156,762,155

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Schwab. Schwab is the “Trustee” as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Certain administrative fees related to the administration of the Plan were paid by the Plan. Certain other third party administrator fees were paid by the Company on behalf of the Plan. These transactions also qualify as party-in-interest transactions.

6.    TAX STATUS

The Plan adopted a prototype plan sponsored by Charles Schwab Trust Co. effective January 1, 2009. The prototype plan has received a favorable opinion from the Internal Revenue Service, stating that the prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since implementing the prototype plan document. The plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Generally accepted accounting principles in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The plan administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of any tax periods in progress. The plan administrator believes it is no longer subject to tax examinations for the years prior to 2010.

7.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

8.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

Change in net assets available for benefits per the
accompanying financial statements	$19,399,921
Adjustment from fair value to contract value
for fully benefit responsive investment contracts	(126,307)

Change in net assets available for benefits
per the Form 5500	$19,273,614

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

EIN: 01-0573945 – PLAN NUMBER: 004

(a)	(b)	(c)	(d)
Party-in-	Identity of issuer, borrower,	Description of investment including maturity date,	Current
Interest	lessor or similar party	rate of interest, collateral, par or maturity value	Value

*	Schwab S&P 500 Index Fund	Registered investment company	$29,281,136
	PIMCO Total Return Fund	Registered investment company	19,050,234
	Galliard Retirement Income Fund	Common/collective trust	18,169,659
	Dodge & Cox Stock Fund	Registered investment company	13,588,407
*	Schwab Managed Retirement 2030	Common/collective trust	12,613,431
	T Rowe Price Mid-Cap Growth	Registered investment company	12,480,200
	Europacific Growth	Registered investment company	11,460,593
*	Schwab Managed Retirement 2040	Common/collective trust	10,356,308
*	Schwab Managed Retirement 2020	Common/collective trust	10,103,195
	Nuveen Winslow Large-Cap Growth Fund	Registered investment company	7,251,890
	Columbia Small Cap Value	Registered investment company	6,750,830
*	EnPro Company Stock Fund	Common Stock	6,520,741
	Invesco Van Kampen Equity and Income	Registered investment company	5,475,631
	Personal Choice Retirement Account	Self-directed brokerage account	4,847,072
*	Schwab Managed Retirement 2050	Common/collective trust	4,179,675
	Columbia Mid-Cap Value Opp	Registered investment company	3,723,704
	Royce Value Plus Institutional	Registered investment company	1,926,988
	BlackRock Global Allocation	Registered investment company	1,772,388
*	Schwab Managed Retirement 2010	Common/collective trust	1,619,712
*	Schwab Managed Retirement Income	Common/collective trust	1,500,167
	Virtus Emerging Markets Opportunity Fund	Registered investment company	1,449,848
	Schwab US Treasury Money Fund	Money Market	8,479
*	Participant Loans	Interest rate 4.25% to 10%	3,812,159

			$187,942,447

*    Party-in-interest transaction.

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, EnPro Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

ENPRO INDUSTRIES, INC. RETIREMENT
SAVINGS PLAN FOR SALARIED EMPLOYEES

By: ENPRO INDUSTRIES, INC., Plan Administrator

By:	/s/ Robert S. McLean
Robert S. McLean
Vice President, General Counsel and Secretary

Date: June 30, 2014

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of GreerWalker, LLP